                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -----------------------
                                  SCHEDULE TO
                                 (Rule 14d-100)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                            -----------------------
                           Wynn's International, Inc.
                       (Name of Subject Company, Issuer)

                                WI Holding Inc.
                          Parker-Hannifin Corporation
                       (Name of Filing Persons, Offerors)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   983195108
                     (CUSIP Number of Class of Securities)
                            -----------------------
                          Thomas A. Piraino, Jr., Esq.
                 Vice President, General Counsel and Secretary
                          Parker-Hannifin Corporation
                            6035 Parkland Boulevard
                           Cleveland, Ohio 44124-4141
                                 (216) 896-3000
                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of Offerors)
                            -----------------------
                                    Copy to:
                             Patrick J. Leddy, Esq.
                           Jones, Day, Reavis & Pogue
                              901 Lakeside Avenue
                             Cleveland, Ohio 44114
                                 (216) 586-3939
                            -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on June 22, 2000 (the "Schedule TO") by Parker-Hannifin Corporation, an Ohio corporation (the "Purchaser"), and WI Holding Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser ("Merger Sub"). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Shares"), of Wynn's International, Inc., a Delaware corporation (the "Company"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Amendment No. 1 to the Schedule TO is being filed on behalf of the Purchaser and Merger Sub.

Item 11.  Additional Information

     Item 11 is hereby amended and supplemented by adding the following to the end thereof:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer expired on July 7, 2000.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 11, 2000                 PARKER-HANNIFIN CORPORATION

                                    By:  /s/ Duane E. Collins
                                         --------------------------------------
                                         Name: Duane E. Collins
                                         Title: Chairman and Chief Executive
                                         Officer



                                    WI HOLDING INC.

                                    By:  /s/ Thomas A. Piraino
                                         --------------------------------------
                                         Name: Thomas A. Piraino
                                         Title: Vice President, General Counsel
                                         and Secretary

                                 Exhibit Index

*(a)(1) Offer to Purchase, dated June 22, 2000.
*(a)(2) Letter of Transmittal.
*(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
        and Other Nominees.
*(a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
*(a)(5) Notice of Guaranteed Delivery.
*(a)(6) Guidelines of the Internal Revenue Service for Certification of
        Taxpayer Identification Number on Substitute Form W-9.
*(a)(7) Joint press release issued by the Purchaser and the Company on
        June 13, 2000.
*(a)(8) Form of Summary Advertisement, dated June 22, 2000.
*(d)(1) Confidentiality Agreement between the Purchaser and the Company, dated
        February 7, 2000 (incorporated by reference to Exhibit (e)(1) to the
        Schedule 14D-9 of the Company filed on June 22, 2000).
*(d)(2) Agreement and Plan of Merger, dated as of June 13, 2000, by and among the Company, the Purchaser and Merger Sub.
*(d)(3) Stockholder Tender Agreement, dated June 13, 2000, by and among the
        Purchaser, Merger Sub and James Carroll.
*(d)(4) Consulting Agreement, dated as of June 13, 2000, by and between the
        Purchaser and James Carroll.
*(f)    Section 262 of the Delaware General Corporation Law.


---------
*Previously filed.

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